Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2007	For the Twelve Months Ended December 31, 2006	For the Nine Months Ended September 30, 2006
Earnings
Net Income from Continuing Operations	$722	$738	$537
Preferred Stock Dividend	8	11	8
(Income) or Loss from Equity Investees	(4)	(1)	(1)
Minority Interest Loss	1	1	—
Income Tax	344	390	300
Pre-Tax Income from Continuing Operations	$1,071	$1,139	$844
Add: Fixed Charges*	454	596	446
Subtract: Pre-Tax Preferred Stock Dividend Requirement	14	18	14
Earnings	$1,511	$1,717	$1,276
* Fixed Charges
Interest on Long-term Debt	$367	$465	$344
Amortization of Debt Discount, Premium and Expense	13	16	12
Other Interest	44	75	65
Interest Component of Rentals	16	22	11
Pre-Tax Preferred Stock Dividend Requirement	14	18	14
Fixed Charges	$454	$596	$446
Ratio of Earnings to Fixed Charges	3.3	2.9	2.9